2008
ANNUAL REPORT

P
PEOPLES
BANCORPORATION, INC.

OFFICERS

Peoples Bancorporation, Inc.

R. Riggie Ridgeway
Chief Executive Officer

L. Andrew Westbrook, III
President and
Chief Operating Officer

William B. West
Executive Vice President

Robert E. Dye, Jr.
Senior Vice President,
Chief Financial Officer

Patricia A. Jensen
Senior Vice President,
Controller

Penny L. Gibbs
Senior Vice President,
Central Operations

Daniel B. Minnis
Senior Vice President,
Senior Credit Officer

Fred E. Pinson
Senior Vice President,
Risk Management

Alexander C. Dye
Director of Expansion
and Development,
Security Officer

Margaret O. Bloxdorf
Vice President,
Human Resources,
Secretary to the Board

Teresa D. Mills
Vice President,
Marketing

C. Yvonne Eaves
Vice President,
Compliance

David J. Whitfield
Vice President,
Credit Administration

M. Jane Moore
Vice President,
Credit Administration

Lillian P. Ballentine
Vice President,
Deposit Operations

Nancy M. Inman
Vice President,
Bank Secrecy Act Officer

Randall C. Townes
Director of Network
Administration

Vicki C. Charlotte
Assistant Vice President,
Deposit Operations

Robin W. Holliday
Assistant Vice President,
Branch Administration

Connie L. Southerlin
Assistant Vice President,
Loan Operations

James W. Blakely, III
Assistant Vice President,
Collections and Recoveries

Deanna G. Bowen
Assistant Vice President,
Credit Analysis

Jason M. Turner
Banking Officer,
Credit Analysis

Candace L. Rathbone
Banking Officer,
Marketing

Leah B. Rice
Operations Officer,
Data Processing

The Peoples National Bank

L. Andrew Westbrook, III
President and
Chief Executive Officer

Howard K. Greene
Executive Vice President,
Senior Loan Officer,
City Executive,
Easley

W. Stan Painter
Senior Vice President,
City Executive,
Powdersville

William L. Stephenson
Senior Vice President,
City Executive,
Greenville

Jeffrey W. Turner
Senior Vice President,
Commercial Lending,
Easley

Ernest F. Fortner, Jr.
Senior Vice President,
Retail Banking,
Easley

Bart A. Turner
Vice President,
City Executive,
Pickens

Beverly G. Pressley
Vice President,
Easley

Denise H. Green
Assistant Vice President,
Loan Officer,
Powdersville

W. Wesley Bryant
Assistant Vice President,
Easley

W. Bradley Cox
Assistant Vice President,
Greenville

Bank of Anderson, N.A.

James A. Kimbell, III
President and
Chief Executive Officer

Leo A. Smith
Executive Vice President,
Senior Loan Officer

Sheryl J. Ross
Senior Vice President,
City Executive

Gail J. Jameson
Vice President,
Office Manager
Main Office

Alice S. McCallum
Vice President,
Commercial Lending

Sheila S. Bost
Assistant Vice President,
Office Manager
Whitehall Commons

Cynthia J. Reaber
Assistant Vice President

Seneca National Bank

C. Kyle Thomas
President and
Chief Executive Officer

Daniel J. Maw
Executive Vice President,
Senior Loan Officer

Susan Kilby
Senior Vice President,
Office Manager

MISSION STATEMENT

To epitomize community banking in our selected markets, while providing excellence in shareholder investment and an unusually pleasant environment for our staff and customers.

Message To Our Shareholders

Without question 2008 was the most difficult year in our Company's history. As the nation found itself in the midst of the worst economic recession since the Great Depression, we discovered that even community banks were not immune from problems born on Wall Street. Having earned in excess of $4 million in each of 2005, 2006, and 2007, Peoples Bancorporation experienced a net loss in 2008 – our first in many years – of $8.3 million. This loss comes after an unbroken string of twenty consecutive years of profitability for our Company, and we have now focused efforts on generating revenue and controlling expenses with renewed vigor in response to these difficult economic times.

Several factors contributed to this net loss, the most significant of which was a provision for loan losses of $13.8 million. To put that into perspective, consider that the Company had never provided as much as $1 million in any single year prior to 2008. Actual loan charge-offs for 2008 were $8.9 million, exceeding the combined loan charge-offs for the Company's 22-year history prior to 2008. Real estate development was in severe distress in this country, and virtually all banks that had loaned money in that sector experienced losses, ours being no exception.

Another contributing factor was a severe interest margin squeeze in the banking industry that was created when the Federal Reserve lowered interest rates by 400 basis points in an attempt to soften the impacts of the recession. This margin squeeze, along with asset quality issues, led to our net interest income being down by $2.2 million from the prior year.

When the United States Treasury took the completely unprecedented action of placing both Fannie Mae and Freddie Mac into conservatorship, the negative impact to the Company was over $3.0 million, due to the fact that our banks held preferred shares in Freddie Mac. These shares were double-A rated just weeks prior to the takeover of those two government-sponsored enterprises, and many shares were owned by approximately 2,000 community banks like ours, banks with typically conservative risk profiles.

We have taken proactive, conservative steps to shore up our asset quality, not the least of which was more than doubling our reserves against possible loan losses from $4.3 million to $9.2 million during 2008. It is important to realize that all three of our subsidiary banks remain "well capitalized" according to federal government guidelines, and in this economic environment it is often stated that, "Capital is king." Peoples Bancorporation was deemed by the U. S. Treasury Department to be healthy enough to participate in the Troubled Asset Relief Program, and so we are currently evaluating the prospect of allowing the Treasury to invest up to $12.7 million in our Company.



PEOPLES BANCORPORATION
SENIOR MANAGEMENT COMMITTEE
(standing, left to right) William B. West, Robert E. Dye, Jr., James A. Kimbell, III and C. Kyle Thomas
(seated, left to right) L. Andrew Westbrook, III, R. Riggie Ridgeway and Daniel B. Minnis

With the ongoing economic recession that faces every household in the nation, we have worked diligently to improve our net interest margin, control overhead expenses, and protect asset quality. We will certainly weather this economic storm as we have in the past, and we believe that solid, profitable, community banking has always been our niche and will remain our focus going forward.

While we are not pleased with the financial results of 2008, we believe that we are well positioned for the future, in spite of the difficult economy that will undoubtedly persist in the near term. Last of all, we appreciate your continued support and patronage of our banks, and we continue our pledge to you for excellence and personal service.

FINANCIAL HIGHLIGHTS

(All amounts, except per share date, in thousands)

	2001	2002	2003	2004	2005	2006	2007	2008
Balance Sheet								
Total Assets	$ 312,166	$ 416,122	$ 421,756	$ 429,796	$ 487,977	$ 503,814	$ 558,443	$ 559,875
Total Deposits	236,802	328,174	353,329	346,145	390,346	385,045	417,621	445,369
Total Loans (net)	210,248	247,637	292,814	322,212	373,641	354,011	414,688	389,494
Investment Securities	35,493	86,170	86,493	71,247	78,061	99,469	102,693	112,247
Total Earning Assets	296,181	394,351	399,925	400,809	456,456	470,172	523,597	520,908
Shareholders' Equity	28,551	32,747	36,161	38,240	41,171	46,064	50,241	41,512
Income Statement								
Net Interest Income	$ 9,899	$ 12,609	$ 13,381	$ 14,622	$ 17,357	$ 19,337	$ 18,924	$ 16,634
Provision For Loan Losses	892	944	1,106	589	848	943	900	13,820
Other Operating Income	5,267	6,564	10,302	4,996	3,609	3,648	3,842	732
Other Operating Expenses	9,567	11,380	14,665	13,847	14,338	15,621	15,966	17,106
Income (loss) Before Taxes	4,707	6,849	7,912	5,182	5,780	6,421	5,900	(13,560)
Income Taxes (benefit)	1,638	2,466	2,868	1,654	1,652	1,935	1,557	(5,184)
Net Income (loss)	3,069	4,383	5,044	3,528	4,128	4,486	4,343	(8,376)
Basic Income (loss) per Common Share*	$ 0.48	$ 0.65	$ 0.75	$ 0.52	$ 0.60	$ 0.65	$ 0.59	$ (1.19)
Selected Ratios								
Return On Average Assets	1.07%	1.21%	1.18%	0.82%	0.88%	0.91%	0.84%	-1.50%
Return On Average Equity	11.31%	14.49%	14.52%	9.45%	10.20%	10.29%	9.03%	-17.55%

* *Per share data has been restated to reflect 5% stock dividends in 2001, 2002, 2003, 2004, 2005, 2006 and 2007 and the three-for-two split in 2004.*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Peoples Bancorporation, Inc.
1818 East Main Street
Easley, South Carolina 29640
864-859-2265
www.peoplesbc.com

STOCK EXCHANGE
Ticker Symbol - PBCE.OB

INVESTOR RELATIONS
Those seeking shareholder, analyst or investor information about Peoples Bancorporation, Inc. should contact:

Patricia A. Jensen
Senior Vice President
Peoples Bancorporation, Inc.
P. O. Box 1989
Easley, South Carolina 29641
864-850-5153
patti.jensen@peoplesbc.com

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948
Email: info@rtco.com
Website: www.rtco.com

WEBSITE
Please visit our website at www.peoplesbc.com for current information regarding the Peoples Bancorporation, Inc.

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Peoples Bancorporation, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 included in Management's Annual Report on Internal Control Over Financial Reporting included in the Company's Form 10-K filed with the Securities and Exchange Commission and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 30, 2009

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

	December 31, 2008	December 31, 2007
ASSETS		
CASH AND DUE FROM BANKS	$ 7,874	$ 8,618
INTEREST - BEARING DEPOSITS IN OTHER BANKS	765	643
FEDERAL FUNDS SOLD	9,185	1,263
	17,824	10,524
SECURITIES		
Trading assets	47	-
Available for sale	96,003	84,796
Held to maturity (fair value of $12,666 (2008) and $13,113 (2007))	12,651	13,102
Other investments, at cost	3,546	4,795
LOANS, net of allowance for loan losses of $9,217 (2008) and $4,310 (2007)	389,494	414,688
PREMISES AND EQUIPMENT, net of accumulated depreciation	13,200	13,757
ACCRUED INTEREST RECEIVABLE	2,685	3,321
ASSETS ACQUIRED IN SETTLEMENT OF LOANS	5,428	1,023
CASH SURRENDER VALUE OF LIFE INSURANCE	11,815	11,350
OTHER ASSETS	7,182	1,087
TOTAL ASSETS	**$ 559,875**	**$ 558,443**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest-bearing	$ 51,091	$ 53,950
Interest-bearing	394,278	363,671
Total deposits	445,369	417,621
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	22,181	19,824
FEDERAL FUNDS PURCHASED	1,028	429
ADVANCES FROM FEDERAL HOME LOAN BANK	34,600	65,100
NOTES PAYABLE - OTHER	11,000	-
ACCRUED INTEREST PAYABLE	2,636	4,465
OTHER LIABILITIES	1,549	763
Total liabilities	518,363	508,202
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock – 15,000,000 shares authorized; $1.11 par value per share; 7,070,139 (2008) shares and 7,056,337 (2007) shares issued and outstanding	7,848	7,833
Additional paid-in capital	41,752	41,624
Retained earnings (deficit)	(9,564)	-
Accumulated other comprehensive income	1,476	784
Total shareholders' equity	41,512	50,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 559,875**	**$ 558,443**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share information)

	For The Years Ended December 31,	
	2008	2007
INTEREST INCOME		
Interest and fees on loans	$ 27,188	$ 30,959
Interest on securities		
Taxable	3,050	3,037
Tax-exempt	1,502	1,422
Interest on federal funds sold	61	128
Total interest income	31,801	35,546
INTEREST EXPENSE		
Interest on deposits	13,113	14,308
Interest on federal funds purchased and securities sold under repurchase agreements	343	455
Interest on advances from Federal Home Loan Bank	1,606	1,859
Interest on notes payable	105	-
Total interest expense	15,167	16,622
Net interest income	16,634	18,924
PROVISION FOR LOAN LOSSES	13,820	900
Net interest income after provision for loan losses	2,814	18,024
NONINTEREST INCOME		
Service charges on deposit accounts	1,900	1,844
Customer service fees	133	124
Mortgage banking	359	468
Brokerage services	196	205
Bank owned life insurance	532	476
Loss on sale of securities available for sale	(48)	-
Gain (loss) on sale of assets acquired in settlement of loans	(41)	16
Impairment write-down on FHLMC preferred stock	(2,890)	-
Other noninterest income	591	709
Total noninterest income	732	3,842
NONINTEREST EXPENSES		
Salaries and benefits	9,415	9,385
Occupancy	956	866
Equipment	1,351	1,364
Marketing and advertising	403	508
Communications	268	253
Printing and supplies	186	198
Bank paid loan costs	813	200
Directors fees	435	450
Other post employment benefits	351	261
Legal and professional fees	650	442
Other operating	2,278	2,039
Total noninterest expenses	17,106	15,966
Income (loss) before income taxes	(13,560)	5,900
PROVISION (BENEFIT) FOR INCOME TAXES	(5,184)	1,557
NET INCOME (LOSS)	**(8,376)**	**$ 4,343**
BASIC NET INCOME (LOSS) PER COMMON SHARE	**$ (1.19)**	**$ 0.59**
DILUTED NET INCOME (LOSS) PER COMMON SHARE	**$ (1.19)**	**$ 0.59**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the years ended December 31, 2008 and 2007
(Amounts in thousands except share information)

	Common Stock		Additional Paid-In Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income	Total Share-holders' Equity
	Shares	Amount				
BALANCE, DECEMBER 31, 2006	6,666,568	$ 7,400	$ 38,614	$ 32	$ 18	$ 46,064
Net income	-	-	-	4,343	-	4,343
Other comprehensive income, net of tax:						
Unrealized holding gaines on securities available for sale, net of income taxes of $396	-	-	-	-	766	766
Comprehensive income						5,109
Stock dividend (5%)	335,462	373	2,654	(3,027)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(5)	-	(5)
Cash dividends ($.20 per share)	-	-	-	(1,343)	-	(1,343)
Proceeds from stock options exercised	54,307	60	144	-	-	204
Tax benefit of stock options exercised	-	-	119	-	-	119
Stock-based compensation	-	-	93	-	-	93
BALANCE, DECEMBER 31, 2007	7,056,337	7,833	41,624	-	784	50,241
Net loss	-	-	-	(8,376)	-	(8,376)
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale, net of income taxes of $1,356	-	-	-	-	2,631	2,631
Less reclassification adjustment for losses included in net income, net of income taxes of ($999)	-	-	-	-	(1,939)	(1,939)
Comprehensive income						(7,684)
Cash dividends ($.15 per share)	-	-	-	(1,060)	-	(1,060)
Proceeds from stock options exercised	13,802	15	56	-	-	71
Stock-based compensation	-	-	72	-	-	72
Cumulative effect of post retirement cost of life insurance	-	-	-	(128)	-	(128)
BALANCE, DECEMBER 31, 2008	**7,070,139**	**$ 7,848**	**$ 41,752**	**$ (9,564)**	**$ 1,476**	**$ 41,512**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For The Years Ended December 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (8,376)	$ 4,343
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Gain on sale of premises and equipment	(5)	(177)
Loss on sale of securities available for sale	48	-
(Gain) loss on sale of assets acquired in settlement of loans	41	(16)
Loss from trading assets	145	-
Other than temporary impairment write-down on FHLMC preferred stock	2,890	-
Provision for loan losses	13,820	900
Benefit from deferred income taxes	(3,031)	(96)
Depreciation	1,142	1,110
Amortization and accretion (net) of premiums and discounts on securities	17	51
Stock-based compensation	72	93
(Increase) decrease in accrued interest receivable	636	(278)
(Increase) decrease in other assets	(3,462)	157
Increase (decrease) in accrued interest payable	(1,829)	1,539
Increase (decrease) in other liabilities	786	(648)
Net cash provided by operating activities	2,894	6,978
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities held to maturity	(444)	-
Purchases of securities available for sale	(28,295)	(14,091)
Sales (purchases) of other investments	1,249	(512)
Proceeds from principal pay downs on securities available for sale	7,425	7,575
Proceeds from the maturities and calls of securities available for sale	2,750	4,600
Proceeds from the sale of securities available for sale	4,845	-
Proceeds from maturity of securities held to maturity	865	315
Investment in bank owned life insurance	(593)	(416)
Proceeds from sale of other real estate owned	3,283	112
Net (increase) decrease in loans	3,686	(62,441)
Proceeds from the sale of premises and equipment	97	523
Purchases of premises and equipment	(677)	(4,096)
Net cash used for investing activities	(5,809)	(68,431)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	27,748	32,576
Net increase in federal funds purchased	599	429
Net increase in securities sold under repurchase agreements	2,357	1,456
Net increase (decrease) in advances from Federal Home Loan Bank	(19,500)	15,100
Proceeds from the exercise of stock options	71	204
Tax benefit of stock options exercised	-	119
Cash dividends paid	(1,060)	(1,343)
Cash in lieu of fractional shares on stock dividends	-	(5)
Net cash provided by financing activities	10,215	48,536
Net increase (decrease) in cash and cash equivalents	7,300	(12,917)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,524	23,441
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 17,824**	**$ 10,524**
CASH PAID FOR		
Interest	**$ 16,996**	**$ 15,083**
Income taxes	**$ 126**	**$ 1,504**
NON-CASH TRANSACTIONS		
Change in unrealized gain (loss) on available for sale securities	**$ 1,049**	**$ 1,162**
Loans transferred to other real estate	**$ 7,688**	**$ 864**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note One: Summary of Significant Accounting Policies and Activities

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). All significant intercompany balances and transactions have been eliminated. The Banks operate under individual national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

Segments

The Company, through its subsidiaries, provides a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; lending and ATM processing and are substantially the same across subsidiaries. While the Company's decision-makers monitor the revenue streams of the various financial products and services by product line and by subsidiary, the operations and the allocation of resources are managed, and financial performance is evaluated, on an organization-wide basis. Accordingly, the Company's banking operation is considered by management to be one reportable operating segment.

Securities

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Debt securities are classified upon purchase as available for sale, held to maturity, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held to maturity, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. Unrealized holding gains or losses are recognized in income. The Company had no trading securities at December 31, 2007. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest on loans

Loans are stated at the principal balance outstanding reduced by the allowance for loan losses. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. Interest payments received after a loan is placed on non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest no longer is in doubt.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the anticipated collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Notes to Consolidated Financial Statements

Note One: Summary of Significant Accounting Policies and Activities, Continued

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Assets acquired in settlement of loans

Assets acquired in settlement of loans represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for estimated selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2008 and 2007 real estate owned by the Company totaled $5,428,000 and $1,023,000, respectively. During 2008 and 2007, the Company transferred loans of $7,688,000 and $864,000, respectively to assets acquired in settlement of loans.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income taxes

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, *Accounting for Income Taxes.*

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN No. 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN No. 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN No. 48 at January 1, 2007.

Statements of cash flows

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Risk and uncertainties

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Stock option compensation plans

The Company has an employee stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The Company also has another employee stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The outstanding options under both plans become exercisable in various increments beginning on the date of grant and expiring ten years from the date of grant. The Company also has a non-employee directors' stock option plan through which non-employee directors of the Company are granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date. The Company also has another non-employee directors' stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding.

Notes to Consolidated Financial Statements

Note One: Summary of Significant Accounting Policies and Activities, Continued

The Company follows the requirements of SFAS No. 123(R) to account for its stock option plans. In accordance with the provisions of this statement, the Company recorded approximately $72,000 and $93,000 of compensation expense in 2008 and 2007, respectively.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS No. 157 was effective for the Company on January 1, 2008. Upon adoption, the Company elected not to expand its use of fair value accounting.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

Also, in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS No. 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS No. 160 was effective for the Company on January 1, 2009. SFAS No. 160 had no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS No. 140. FSP No. 140-3 was effective for the Company on January 1, 2009. The adoption of FSP No. 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS No. 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS No. 161 was effective for the Company on January 1, 2009 and will result in additional disclosures if the Company enters into any material derivative or hedging activities.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other accounting principles generally accepted in the United States of America. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States of America (the GAAP hierarchy). SFAS No. 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 had no effect on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

On October 10, 2008, the FASB issued FSP No. SFAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"* ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157 (see Note 19) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE TWO: RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The average amounts of reserve balances maintained by the Banks at December 31, 2008 and 2007 were approximately $820,000 and $1,542,000, respectively.

NOTE THREE: SECURITIES

Securities are summarized as follows as of December 31 *(tabular amounts in thousands)*:

	2008			
	Amortized	Unrealized Holding		Fair
TRADING ASSETS:	Cost	Gains	Losses	Value
OTHER SECURITIES				
Equity security with no maturity	$ 47	$ -	$ -	$ 47
	$ 47	**$ -**	**$ -**	**$ 47**
SECURITIES AVAILABLE FOR SALE:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing within one year	$ 1,000	$ 28	$ -	$ 1,028
Maturing after one year but within five years	7,990	384	-	8,374
Maturing after five years but within ten years	1,970	1	-	1,971
	10,960	413	-	11,373
OTHER SECURITIES				
Maturing after one year but within five years	764	6	-	770
Maturing after five years but within ten years	10,380	241	-	10,621
Maturing after ten years	44,464	1,685	99	46,050
	55,608	1,932	99	57,441
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after one year but within five years	457	28	-	485
Maturing after five years but within ten years	3,221	107	-	3,328
Maturing after ten years	23,521	130	275	23,376
	27,199	265	275	27,189
Total securities available for sale	**$ 93,767**	**$ 2,610**	**$ 374**	**$ 96,003**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 1,951	$ 9	$ 2	$ 1,958
Maturing after one year but within five years	4,623	76	-	4,699
Maturing after five years but within ten years	4,100	46	8	4,138
Maturing after ten years	1,977	6	112	1,871
Total securities held to maturity	**$ 12,651**	**$ 137**	**$ 122**	**$ 12,666**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

	2007			
SECURITIES AVAILABLE FOR SALE:	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing within one year	$ 2,000	$ -	$ 9	$ 1,991
Maturing after one year but within five years	750	15	-	765
Maturing after five years but within ten years	6,000	218	-	6,218
	8,750	233	9	8,974
OTHER SECURITIES				
Maturing within one year	152	-	1	151
Maturing after one year but within five years	897	-	5	892
Maturing after five years but within ten years	8,932	63	54	8,941
Maturing after ten years	39,038	927	41	39,924
	49,019	990	101	49,908
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after five years but within ten years	1,966	31	1	1,996
Maturing after ten years	23,873	88	43	23,918
	25,839	119	44	25,914
Total securities available for sale	**$ 83,608**	**$ 1,342**	**$ 154**	**$ 84,796**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 866	$ 2	$ 1	$ 867
Maturing after one year but within five years	5,638	19	14	5,643
Maturing after five years but within ten years	4,139	24	29	4,134
Maturing after ten years	2,459	11	1	2,469
Total securities held to maturity	**$ 13,102**	**$ 56**	**$ 45**	**$ 13,113**

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008.

SECURITIES AVAILABLE FOR SALE *(tabular amounts in thousands)*:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ -	$ -	$ -	$ -
Other securities	517	99	-	-	517	99
State and political subdivisions	7,625	275	-	-	7,625	275
Total	**$ 8,142**	**$ 374**	**$ -**	**$ -**	**$ 8,142**	**$ 374**

No individual securities were in a continuous loss position for twelve months or more.

Notes to Consolidated Financial Statements

Note Three: Securities, Continued

Securities Held To Maturity *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 2,295	$ 122	$ -	$ -	$ 2,295	$ 122
Total	**$ 2,295**	**$ 122**	**$ -**	**$ -**	**$ 2,295**	**$ 122**

No individual securities were in a continuous loss position for twelve months or more.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

Securities Available For Sale *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ 2,000	$ 9	$ 2,000	$ 9
Other securities	-	-	7,379	101	7,379	101
State and political subdivisions	1,395	10	7,475	34	8,870	44
Total	**$ 1,395**	**$ 10**	**$ 16,854**	**$ 144**	**$ 18,249**	**$ 154**

Thirty-five individual securities were in a continuous loss position for twelve months or more.

Securities Held To Maturity *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 335	$ 2	$ 3,785	$ 43	$ 4,120	$ 45
Total	**$ 335**	**$ 2**	**$ 3,785**	**$ 43**	**$ 4,120**	**$ 45**

Seventeen individual securities were in a continuous loss position for twelve months or more.

The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The category "other securities" above is comprised of mortgage-backed securities, corporate debt securities, equity securities and investments in Silverton stock.

During the second half of 2008, the Company determined that our Federal Home Loan Mortgage Corporation ("FHLMC") preferred stock suffered an other-than-temporary impairment as a result of the Government's decision on September 7, 2008 to place the FHLMC and Federal National Mortgage Association ("FNMA") under conservatorship. Consequently, the Company recorded a pretax charge to earnings of $2,890,000 to write down to fair value. As a result of the passage of the Emergency Economic Stabilization Act of 2008, the Company's ability to utilize the loss on the FHLMC preferred stock against ordinary income was considered in determining that the Company did not need to establish a valuation allowance for the deferred tax asset that was recorded related to the $2,890,000 impairment charge.

Other Investments, At Cost *(tabular amounts in thousands):*

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the FRB. These investments are carried at cost and are generally pledged against any borrowings from these institutions (see Note 9). No ready market exists for these stocks and they have no quoted market values. The Company's investments in these stocks are summarized below:

	December 31,	
	2008	2007
Federal Reserve Bank	$ 483	$ 453
Federal Home Loan Bank	2,585	3,895
Interest-bearing deposits in other banks (maturing after three months)	478	447
	$ 3,546	**$ 4,795**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

Securities with carrying amounts of $43,459,000 and $45,438,000 December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows *(tabular amounts in thousands)*:

	December 31, 2008	December 31, 2007
Commercial and industrial – not secured by real estate	$ 43,451	$ 47,885
Commercial and industrial - secured by real estate	111,844	107,531
Residential real estate - mortgage	124,445	108,161
Residential real estate – construction	104,390	138,926
Loans to individuals for household, family and other personal expenditures	14,581	16,495
	398,711	418,998
Less allowance for loan losses	(9,217)	(4,310)
	$ 389,494	**$ 414,688**

The composition of gross loans by rate type is as follows *(tabular amounts in thousands)*:

	December 31, 2008	December 31, 2007
Variable-rate loans	$ 145,998	$ 197,344
Fixed-rate loans	252,713	221,654
	$ 398,711	**$ 418,998**

Changes in the allowance for loans losses were as follows *(tabular amounts in thousands)*:

	For The Years Ended December 31, 2008	2007
BALANCE, BEGINNING OF YEAR	$ 4,310	$ 4,070
Provision for loan losses	13,820	900
Loans charged off	(9,037)	(706)
Loans recovered	124	46
BALANCE, END OF YEAR	**$ 9,217**	**$ 4,310**

The following is a summary of information pertaining to impaired loans and non-accrual loans *(tabular amounts in thousands)*:

	December 31, 2008	December 31, 2007
Impaired loans without valuation allowance	$ 13,592	$ 2,024
Impaired loans with a valuation allowance	3,079	-
Total impaired loans	$ 16,671	$ 2,024
Valuation allowance related to impaired loans	$ 1,608	$ -
Total non-accrual loans	16,950	7,505
Total loans past-due ninety days or more and still accruing	-	-
Foregone interest income on non-accrual loans	753	137
Average investment in impaired loans	10,802	1,546
Interest income recognized on impaired loans	0	0
Interest income recognized on cash basis on impaired loans	0	0

NOTE FIVE: PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized in the table below *(dollar amounts in thousands)*:

	Estimated Useful Lives	December 31, 2008	December 31, 2007
Land		$ 3,873	$ 3,873
Building and improvements	15 - 40 years	9,951	9,759
Furniture, fixtures and equipment	3 - 10 years	8,879	8,561
		22,703	22,193
Less accumulated depreciation		9,503	8,436
		$ 13,200	**$ 13,757**

Notes to Consolidated Financial Statements

Note Five: Premises and Equipment, Continued

Depreciation expense of approximately $1,142,000 and $1,110,000 for 2008 and 2007, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

Note Six: Deposits

The composition of deposits is as follows *(tabular amounts in thousands):*

	December 31,	
	2008	2007
Demand deposits, noninterest bearing	$ 51,091	$ 53,950
NOW and money market accounts	96,160	83,870
Savings deposits	9,771	8,172
Time certificates, $100,000 or more	97,769	109,457
Other time certificates	190,578	162,172
Total	**$ 445,369**	**$ 417,621**

The amounts and scheduled maturities of deposits are as follows *(tabular amounts in thousands):*

	December 31,	
	2008	2007
Time certificates maturing		
Within one year	$ 265,342	$ 253,342
After one but within two years	15,651	12,093
After two but within three years	6,864	5,421
After three but within four years	259	757
After four years	231	16
	288,347	271,629
Transaction and savings accounts	157,022	145,992
	$ 445,369	**$ 417,621**

Certificates of deposit in excess of $100,000 totaled approximately $86,380,000 and $99,060,000 at December 31, 2008 and 2007, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $3,907,000 in 2008 and $4,636,000 in 2007. The Banks had brokered time certificates of approximately $77,411,000 at December 31, 2008 and $28,087,000 at December 31, 2007.

Note Seven: Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands):*

	December 31,	
	2008	2007
Government sponsored enterprise securities with an amortized cost of $28,686,000 ($29,673,000 fair value) and $27,855,000 ($28,044,000 fair value) at December 31, 2008 and 2007, respectively, collateralize the agreements.	**$ 22,181**	**$ 19,824**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 1.56 percent and 1.92 percent for 2008 and 2007, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $20,832,000 and $20,648,000 during 2008 and 2007, respectively. The maximum amounts outstanding at any month-end were $25,557,000 and $23,229,000 during 2008 and 2007, respectively.

Note Eight: Federal Funds Purchased

At December 31, 2008, the Banks had the ability to purchase federal funds from unrelated banks under short-term lines of credit totaling $37,000,000. These lines of credit are available on a one to seven day basis for general corporate purposes. At December 31, 2008 there was $1,028,000 outstanding under these lines of credit and $429,000 outstanding at December 31, 2007.

Note Nine: Advances From Federal Home Loan Bank And Notes Payable - Other

The Banks have the ability to borrow up to 20 percent of their total assets from the FHLB subject to available qualifying collateral. Borrowings may be obtained under various FHLB lending programs with various terms. Borrowings from the FHLB require qualifying collateral (which includes certain mortgage loans, investment securities and FHLB stock) and may require purchasing additional stock in the FHLB.

The Banks had advances aggregating $34,600,000 and $65,100,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007 respectively, the Banks had $34,600,000 and $23,100,000 of advances at interest rates of 0.46 percent and 4.40 percent and which matured daily.

Notes to Consolidated Financial Statements

Note Nine: Advances From Federal Home Loan Bank And Notes Payable - Other, Continued

At December 31,2007 $21,000,000 of advances had an interest rate of 4.52 percent that matured in February 2008 and $21,000,000 of advances at an interest rate of 4.68 percent that matured in November 2008. At December 31, 2008 and 2007, the advances were collateralized by qualifying mortgage loans aggregating approximately $67,201,000 and $66,963,000, respectively, and by FHLB stock owned by all three Banks. The Banks also had advances collateralized by investment securities owned by the Banks in the amount of $13,149,000 and $9,620,000 at December 31, 2008 and 2007, respectively. As of December 31, 2008, the Banks had the ability to borrow an additional $45,751,000 in the aggregate from the FHLB.

In 2008, the Company obtained a $15,000,000 line of credit from a correspondent bank to enable it to inject additional capital into the banks. The Company subsequently drew on this line of credit and injected a total of $11,500,000 into its three Banks. At December 31, 2008 the line of credit, which matures September 28, 2010, had an outstanding balance of $11,000,000. The line of credit agreement contains certain covenants to which the Company is obligated in order to retain the line of credit. At December 31, 2008, the Company's non-performing assets to total assets ratio of 4.08% exceeded the required non-performing assets to total assets ratio of 3.50%, for which a waiver was obtained through March 31, 2009. Manage believes the Company will be back in compliance with the covenant requirements at March 31, 2009.

Note Ten: Income Taxes

Provision for income taxes consists of the following *(tabular amounts in thousands):*

	For The Years Ended December 31, 2008	2007
Current tax provision		
Federal	$ (2,153)	$ 1,452
State	-	201
Total current taxes	(2,153)	1,653
Provision for income taxes (benefit)	(3,031)	(96)
	$ (5,184)	**$ 1,557**

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income (loss) before income taxes. The reasons for these differences are as follows *(tabular amounts in thousands):*

	For The Years Ended December 31, 2008	2007
Tax (benefit) expense at statutory rate	$ (4,610)	$ 2,006
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal benefit	-	133
Tax-exempt interest income	(511)	(483)
Investment in life insurance	(150)	(62)
Other	87	(37)
Provision for income taxes (benefit)	**$ (5,184)**	**$ 1,557**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. Management believes realization of the deferred tax assets is more likely than not and accordingly has not recorded a valuation allowance. The sources and the cumulative tax effect of temporary differences are as follows *(tabular amounts in thousands):*

	December 31, 2008	2007
Deferred tax assets		
Allowance for loan losses	$ 3,134	$ 1,471
Deferred compensation	254	156
Other than temporary impairment	1,033	-
Other	417	97
	4,838	1,724
Deferred tax liabilities		
Depreciation	(104)	(108)
Prepaid expenses	(180)	(93)
Unrealized holding gains on securities available for sale	(758)	(404)
	(1,042)	(605)
Net deferred tax assets included in other assets	**$ 3,796**	**$ 1,119**

Notes to Consolidated Financial Statements

NOTE TEN: Income Taxes, Continued

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN No. 48.

NOTE ELEVEN: Financial Instruments With Off-Balance Sheet Risk

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008, unfunded commitments to extend credit were $77,530,000, of which $72,359,000 were at variable rates and $5,171,000 were at fixed rates. These commitments included $11,405,000 of unfunded amounts of construction loans, $44,531,000 of undisbursed amounts of home equity lines of credit, $13,602,000 of unfunded amounts under commercial lines of credit, and $7,992,000 other commitments to extend credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2008, there was $2,845,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

NOTE TWELVE: Commitments and Contingencies

The Company is, from time to time, a party to various lawsuits and claims arising from the ordinary conduct of its business. Management does not expect such matters to have any material adverse effect on the financial position or results of operations of the Company.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or to a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. However, a substantial portion of the Company's loans are secured by real estate.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States of America, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.
The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE THIRTEEN: Related Party Transactions

At December 31, 2008 and 2007, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $21,691,000 and $14,886,000, respectively. During 2008, $9,900,000 of new loans were made to this group and repayments of $3,095,000 were received. This same group had deposits in the Banks of $5,839,000 and $7,033,000 at December 31, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FOURTEEN: COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, *Earnings per Share*, requires that the Company present basic and diluted net income (loss) per common share. The assumed conversion of stock options creates the difference between basic and diluted net income (loss) per common share. Income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income (loss) per common share was 7,062,218 and 7,401,032 in 2008 and 2007, respectively. The weighted average number of common shares outstanding for diluted net income (loss) per common share was 7,062,218 and 7,403,021 in 2008 and 2007, respectively. Due to the net loss in 2008, basic and diluted loss per share were the same.

The Company declared and issued a five percent common stock dividend in 2007, payable in 2008. Net income (loss) and dividends per common share and the weighted average number of common shares outstanding for basic and diluted net income (loss) per common share have been restated for 2007 to reflect this transaction.

NOTE FIFTEEN: RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2008 the Banks had aggregate retained earnings of $23,135,000. A loan agreement also prohibits the Company from paying cash dividends without the prior consent of the lender if the payment would cause the Company to fail to be well capitalized.

NOTE SIXTEEN: STOCK OPTION COMPENSATION PLANS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2008 and 2007: dividend yields of $0.20 per share, expected volatility from 22 to 23 percent, risk-free interest rates from 3.49 to 3.87 percent and expected life of 10 years. The weighted average fair market value of options granted approximated $1.82 in 2008 and $3.49 in 2007.

A summary of the status of the plans as of December 31, 2008 and 2007, and changes during the years ending on those dates is presented below (all shares and exercise prices have been adjusted for stock dividends and the stock split):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	208,989	$ 8.46		
Granted	25,323	10.46		
Exercised	(61,566)	4.04		$ 243,511
Forfeited or expired	(3,997)	11.68		
Outstanding at December 31, 2007	168,749	10.29		
Granted	16,000	7.62		
Exercised	(14,615)	5.34		$ 13,624
Forfeited or expired	(23,871)	9.89		
Outstanding at December 31, 2008	146,263	10.56	6.62	$ -
Options exercisable at year-end	116,966	10.56	6.45	$ -
Shares available for grant	376,650			

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options at December 31, 2007	38,615	$ 11.56
Granted	16,000	7.62
Vested	(8,124)	8.35
Forfeited or expired	(17,194)	9.72
Non-vested options at December 31, 2008	29,297	11.38

As of December 31, 2008, we have unrecognized compensation cost of $127,085 related to unvested stock options.

Notes to Consolidated Financial Statements

Note Sixteen: Stock Option Compensation Plans, Continued

Options Outstanding			Options Exercisable	
Number Of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Of Shares Exercisable	Weighted Average Exercise Price
3,480	0.2	$ 6.47	3,480	$ 6.47
7,721	1.2	8.16	7,721	8.16
5,826	2.0	8.53	5,826	8.53
6,318	2.3	7.60	6,318	7.60
8,016	3.3	8.86	8,016	8.86
10,461	3.5	9.34	10,461	9.34
5,730	4.3	10.47	5,730	10.47
24,831	5.3	12.89	21,927	12.89
1,823	5.6	13.71	1,550	13.71
4,046	6.3	15.66	4,046	15.66
1,158	6.5	14.77	811	14.77
2,316	6.6	14.90	1,622	14.90
5,788	6.7	14.90	4,052	14.90
1,736	6.8	14.08	1,215	14.08
1,102	7.1	12.02	606	12.02
1,102	7.2	11.89	606	11.89
6,063	7.3	10.25	3,335	10.25
6,613	7.3	11.42	5,373	11.42
1,102	7.5	10.44	606	10.44
4,280	7.7	10.43	2,354	10.43
2,204	7.8	10.21	1,212	10.21
6,422	8.0	10.48	2,569	10.48
1,050	8.2	9.95	420	9.95
3,675	8.3	9.52	1,470	9.52
6,300	8.3	11.19	6,300	11.19
1,050	8.5	11.42	420	11.42
1,050	8.9	9.57	420	9.57
1,500	9.0	8.05	375	8.05
3,500	9.3	7.75	875	7.75
1,000	9.3	7.50	250	7.50
7,000	9.4	7.60	7,000	7.60
500	9.5	5.35	-	-
1,500	9.7	7.50	-	-
146,263			**116,966**	

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Notes to Consolidated Financial Statements

NOTE SEVENTEEN: Employee Benefit Plans

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to one-hundred percent of the first three percent of such contributions, plus fifty percent of the next two percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $240,441 and $206,971, were changed to operations during 2008 and 2007, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of the Company. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $260,746 and $201,356 in 2008 and 2007, respectively.

NOTE EIGHTEEN: Regulatory Matters

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Banks meet all capital adequacy requirements to which they are subject.

On October 15, 2008, one of the Company's bank subsidiaries, the assets of which represent approximately 25% of the Company's total consolidated assets, entered into a formal agreement with the Office of the Comptroller of the Currency (the "OCC") for the bank to take various actions with respect to the operation of the bank. The actions include:

a. creation of a committee of the bank's board of directors to monitor compliance with the agreement and make monthly reports to the board of directors and the OCC;
b. development, implementation and adherence to a program to improve the bank's loan portfolio management;
c. adoption, implantation and adherence to written policies and procedures for maintaining an adequate allowance for loan and lease losses in accordance with generally accepted accounting principles and regulatory guidance;
d. protection of its interest in its criticized assets (those assets classified as "loss," "doubtful," "substandard," or "special mention" by internal or external loan review or examination), and adoption, implementation and adherence to a written program designed to eliminate the basis of the criticism, as well as restricting further extensions of credit to borrowers whose loans are subject to criticism;
e. development, implementation and adherence to a written program to improve its construction loans underwriting standards;
f. adoption, implantation and adherence to a written asset diversification program that appropriately identifies and manages concentration of credit risk;
g. adoption, implementation and adherence to a strategic plan, a capital program and a profit plan;
h. ensuring that the level of liquidity at the bank is sufficient to sustain the bank's current operations and meet anticipated or extraordinary demand; and
i. obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits.

Additionally, the bank is required by the agreement to submit numerous periodic reports to the OCC regarding various aspects of the foregoing actions.

The agreement resulted from the OCC's examination of the bank that commenced in the second quarter of 2008. Since the later part of 2006 the bank has experienced an increase in criticized assets as the economy in the bank's primary lending areas has come under increasing downward pressure. The substantive actions called for by the agreement should strengthen the bank and make it more efficient in the long-term. Implementation of the agreement will increase the bank's administrative costs somewhat in the near-term, but the amount of such increase is not expected to be material to the Company.

Notes to Consolidated Financial Statements

NOTE EIGHTEEN: Regulatory Matters, Continued

As of December 31, 2008, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollar amounts in thousands):			
Peoples Bancorporation, Inc.:						
As of December 31, 2008						
Total Capital (to risk-weighted assets)	$ 45,435	10.77%	$ 33,749	8.00 %	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	40,040	9.49	16,877	4.00	N/A	N/A
Tier 1 Capital (to average assets)	40,040	7.33	21,850	4.00	N/A	N/A
As of December 31, 2007						
Total Capital (to risk-weighted assets)	53,766	12.02	35,784	8.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	49,456	11.06	17,886	4.00	N/A	N/A
Tier 1 Capital (to average assets)	49,446	8.80	22,480	4.00	N/A	N/A
The Peoples National Bank:						
As of December 31, 2008						
Total Capital (to risk-weighted assets)	34,922	12.44	22,458	8.00	$ 28,072	10.00%
Tier 1 Capital (to risk-weighted assets)	31,297	11.15	11,228	4.00	16,841	6.00
Tier 1 Capital (to average assets)	31,297	9.06	13,818	4.00	17,272	5.00
As of December 31, 2007						
Total Capital (to risk-weighted assets)	31,146	10.64	23,418	8.00	29,273	10.00
Tier 1 Capital (to risk-weighted assets)	28,371	9.69	11,711	4.00	17,567	6.00
Tier 1 Capital (to average assets)	28,371	8.52	13,320	4.00	16,650	5.00
Bank of Anderson, N.A.:						
As of December 31, 2008 (1)						
Total Capital (to risk-weighted assets)	13,922	15.27	10,941	12.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	12,777	14.02	9,113	10.00	N/A	N/A
Tier 1 Capital (to average assets)	12,777	9.58	10,670	8.00	N/A	N/A
As of December 31, 2007						
Total Capital (to risk-weighted assets)	14,013	13.25	8,461	8.00	10,576	10.00
Tier 1 Capital (to risk-weighted assets)	12,808	12.11	4,231	4.00	6,346	6.00
Tier 1 Capital (to average assets)	12,808	8.34	6,143	4.00	7,679	5.00
Seneca National Bank:						
As of December 31, 2008						
Total Capital (to risk-weighted assets)	7,198	14.44	3,988	8.00	4,985	10.00
Tier 1 Capital (to risk-weighted assets)	6,574	13.19	1,994	4.00	2,990	6.00
Tier 1 Capital (to average assets)	6,574	9.76	2,695	4.00	3,368	5.00
As of December 31, 2007						
Total Capital (to risk-weighted assets)	5,840	11.47	4,073	8.00	5,092	10.00
Tier 1 Capital (to risk-weighted assets)	5,373	10.55	2,037	4.00	3,056	6.00
Tier 1 Capital (to average assets)	5,373	7.82	2,748	4.00	3,435	5.00

(1) Minimum ratios have been revised to reflect minimum required regulatory ratios for this bank as required by the OCC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE NINETEEN: FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Other investments are valued at par value.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off-balance sheet instruments is based on fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows *(amounts in thousands)*:

	DECEMBER 31,			
	2008		2007	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and due from banks	$ 7,874	$ 7,874	$ 8,618	$ 8,618
Interest-bearing deposits in other banks	765	765	643	643
Federal funds sold	9,185	9,185	1,263	1,263
Trading assets	47	47	-	-
Securities available for sale	96,003	96,003	84,796	84,796
Securities held to maturity	12,651	12,666	13,102	13,113
Other investments	3,546	3,546	4,795	4,795
Loans (gross)	398,711	395,447	418,998	412,240
Cash surrender value of life insurance	11,815	11,815	11,350	11,350
Financial liabilities:				
Deposits	$ 445,369	$ 442,221	$ 417,621	$ 418,273
Securities sold under repurchase agreements	22,181	22,181	19,824	19,824
Federal funds purchased	1,028	1,028	429	429
Advances from Federal Home Loan Bank	34,600	34,600	65,100	65,055
Notes payable - other	11,000	11,000	-	-

As noted in Note 1, effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, which provides a framework for measuring and disclosing fair value under accounting principles generally accepted in the United States of America. SFAS No. 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE NINETEEN: FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

LEVEL 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

LEVEL 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

LEVEL 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2008:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available for sale securities	$ 95,585,000	$ 418,000	$ -
Trading assets	47,000	-	-
Impaired loans	-	16,671,000	-
	$ 95,632,000	**$ 17,089,000**	**$ -**

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was $16,671,000.

FSP FAS 157-2 delays the implementation of SFAS No. 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

NOTE TWENTY: CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. *(parent company only) (tabular amounts in thousands):*

CONDENSED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Cash	$ 373	$ 2,173
Investment in bank subsidiaries	52,123	47,347
Other assets	287	1,306
TOTAL ASSETS	**$ 52,783**	**$ 50,826**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 11,000	$ -
Other liabilities	271	585
Shareholders' equity	41,512	50,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 52,783**	**$ 50,826**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWENTY: CONDENSED FINANCIAL INFORMATION, CONTINUED

CONDENSED STATEMENTS OF INCOME

	For The Years Ended December 31,	
	2008	2007
INCOME		
Fees and dividends from subsidiaries	$ 6,724	$ 6,582
EXPENSES		
Interest expense	104	-
Salaries and benefits	3,751	3,814
Occupancy	9	8
Equipment	457	436
Other operating	1,394	1,129
	5,715	5,387
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF BANK SUBSIDIARIES	(9,481)	3,121
Income (loss) before income taxes	(8,472)	4,316
INCOME TAX BENEFIT	(96)	(27)
NET INCOME (LOSS)	**$ (8,376)**	**$ 4,343**

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	$ (8,376)	$ 4,343
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Equity in undistributed net (income) loss of bank subsidiaries	9,481	(3,121)
Stock based compensation	72	93
(Increase) decrease in other assets	1,026	(172)
Decrease in other liabilities	(314)	(295)
Net cash provided by operating activities	1,889	848
FINANCING ACTIVITIES		
Payments for investments in bank subsidiaries	(12,500)	-
Net change in borrowings	11,000	-
Proceeds from the exercise of stock options	71	204
Cash dividends	(1,060)	(1,343)
Cash in lieu of fractional share on stock dividends and splits	-	(5)
Proceeds (repayment) of advances from subsidiaries	(1,200)	321
Net cash used for financing activities	(3,689)	(823)
Net increase (decrease) in cash	(1,800)	25
CASH, BEGINNING OF YEAR	2,173	2,148
CASH, END OF YEAR	**$ 373**	**$ 2,173**

Board of Directors

Peoples Bancorporation, Inc.

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Garnet A. Barnes
Director Emeritus
President,
Barnes Real Estate, Inc. and
Smithfield Development Corp.

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC

R. Riggie Ridgeway
Chief Executive Officer,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee

William B. West
Executive Vice President,
Peoples Bancorporation, Inc.

L. Andrew Westbrook, III
President and
Chief Operating Officer,
Peoples Bancorporation, Inc.

The Peoples National Bank

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Garnet A. Barnes
Director Emeritus
President,
Barnes Real Estate, Inc. and
Smithfield Development Corp.

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.
Chairman,
The Peoples National Bank

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-Owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC

R. Riggie Ridgeway
Chief Executive Officer,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee
Vice Chairman,
The Peoples National Bank

L. Andrew Westbrook, III
President and
Chief Executive Officer,
The Peoples National Bank

Bank of Anderson, N.A.

David L. Chamblee
Anderson Area Properties

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Ann D. Herbert
Community Leader

Richard A. Kay
President,
Upstate Automotive

James A. Kimbell, III
President and
Chief Executive Officer,
Bank of Anderson

Betty P. Rogers
Rogers Furniture Galleries

William R. Rowan, III
Retired,
Banking Executive
Chairman,
Bank of Anderson

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants
Vice Chairman,
Bank of Anderson

Nancy Jo Thomason
Attorney

Seneca National Bank

Nancy M. Bennett
Community Leader

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

Steven Edwards
President,
Edwards Communications

W. H. Hudson
Retired President and
Chief Executive Officer,
Oconee Memorial Hospital
Vice Chairman,
Seneca National Bank

Marcia Hydrick
Vice President,
Thrift Brothers, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises
Chairman,
Seneca National Bank

William E. Sandifer, III
S. C. House of Representatives

C. Kyle Thomas
President and
Chief Executive Officer,
Seneca National Bank

The Peoples National Bank Community Boards

Pickens

Stephen A. Corn
Athletic Director
Pickens High School

John A. Crumpton, D.M.D.
Prosthodontics

James Fletcher Perry
P & F Lawn Care

Bart A. Turner
Vice President and
City Executive,
The Peoples National Bank

Dr. Mendel H. Stewart
Retired Superintendent,
School District of
Pickens County,
Chairman of the Board,
Tri-County Technical College

Sam D. Wyche
Retired Coach,
National Football League

Powdersville

Richard A. Bales
President,
Industrial Service & Supply, Inc.

Jeffrey E. Bell
President,
Galloway-Bell, Inc.

Steven M. Crowe
President,
Greenville Valve
and Fitting, Co.

Susan D. Ercolini
Retired,
Bank Marketing Officer

Jo Anne S. Fox
President,
Barnes and Tripp
Real Estate, Inc.

John E. Israel
President,
Quality and Value, Inc.

W. Stan Painter
Senior Vice President and
City Executive,
The Peoples National Bank

Bobby G. Sexton
President,
Bobby G. Sexton Co., Inc.

Greenville

B. Dell Baker
Partner,
Bradshaw Gordon
and Clinkscales

Bret R. Galloway
Partner,
Galloway Lanford
and Schnell, LLC

J. Matthew Good
Senior Vice President,
Professional Mortgage Co.

David K. Hudson
Owner,
Performance Payroll

Jonathan N. Pinson
Chief Executive Officer and
General Manager,
Pindrum Staffing Services, Inc.

William L. Stephenson
Senior Vice President and
City Executive,
The Peoples National Bank

Sharon P. Wilson
Residential Real Estate Broker,
Coldwell Banker Caine
Real Estate, Co.